Exhibit 21.1
List of Subsidiaries of Clovis Oncology, Inc.

Name:	Jurisdiction of Organization:
Clovis Oncology UK Limited	United Kingdom
Clovis Oncology Italy Srl	Italy
Clovis Oncology IT Srl	Italy
Clovis Oncology Switzerland GmbH	Switzerland
Clovis Oncology France SAS	France
Clovis Oncology Spain SL	Spain
Clovis Oncology Germany GmbH	Germany
Clovis Oncology Denmark ApS	Denmark
Clovis Oncology Ireland Limited	Ireland